December 6, 2007

Mail Stop 4561

Mr. Edwin W. Hortman, Jr.
President, Chief Executive Officer, and Director
Ameris Bancorp
24 2nd Avenue, S.E.
Moultrie, Georgia 31768

Re: Ameris Bancorp
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed March 13, 2007
       File Number: 001-13901

Dear Mr. Hortman:

       We have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

                                           Sincerely,

                                           John P. Nolan
                                           Accounting Branch Chief